CONSULTING AGREEMENT

This Consulting Agreement (the "Agreement") is made and entered into to be effective as of April 15, 2025 (the "Effective Date") Quantum Biopharma & Malone Wealth Ventures, LLC

WHEREAS:

A.   The Consultant has the professional business and financial expertise and experience to assist the Company, and

B.   The Consultant is offering its services as a consultant to the Company; and

C.   The Company desires to retain the Consultant as an independent consultant and to memorialize the Consultant's work for the Company by entering into this written Agreement.

D.   The parties agree that this Agreement reflects the entire understanding and agreements between the parties hereto.

E.   The parties also agree that all compensation is based on the consultant making significant efforts in delivering the goals stated and agreed upon. If the consultant does not make the appropriate efforts in the success no compensation shall be due.

NOW, THEREFORE, in consideration of the premises and promises, warranties and representations herein contained, it is agreed as follows:

1.   **DUTIES.** The Company hereby engages the Consultant and the Consultant hereby accepts engagement as a consultant. It is understood and agreed, and it is the express intention of the parties to this Agreement, that the Consultant is an independent contractor, Financial Advisor to the Board of Directors, and not an employee or agent of the Company for any purpose whatsoever. Consultant shall perform all duties and obligations as described on Exhibit A hereto and agrees to be available at such times as may be scheduled by the Company. It is understood, however, that the Consultant will maintain Consultant's own business in addition to providing services to the Company. The Consultant agrees to promptly perform all services required of the Consultant hereunder   in an efficient, professional, trustworthy and businesslike manner. A description of the   Consultant's services are attached hereto as Exhibit A and incorporated by reference herein. In such capacity, Consultant will utilize only materials, reports, financial information, or other documentation that is approved in writing in advance by the Company.

2. **CONSULTING SERVICES & COMPENSATION.** The Consultant will be retained as a Consultant and independent contractor for the Company. For financial services already rendered to the company, the Consultant shall receive 30,000 fully paid for Class B Common shares. The consultant shall provide an invoice for the work already completed to be settled in shares in the amount of 30,000. The consultant will also be granted "RSU's" which will convert to Class B shares upon the agreed upon vesting criteria being met (the "**RSU's**") with each RSU expiring within one year if the vesting criteria is not achieved from the date of issuance.

   30,000 RSU's will vest when the Company is successful in creating additional room in the shelf of $7M USD

   30,000 RSU's will vest when the Company creates the remaining room to complete the current shelf

   If this agreement is terminated prior to the vesting of the RSU's outlined above, nothing will be prorated or due. Any RSU's granted to the Consultant and any Common Shares issued thereunder, shall be subject to a statutory hold period expiring on the date that is four (4) months and one day from the date of such RSU grant, the Company equity incentive plan adopted on May 16, 2022 (the "Plan"), and the RSU agreements evidencing such grants to the Consultant.

3. **NO EXPENSES.**

4. **CONFIDENTIALITY.** All knowledge and information of a proprietary and confidential nature relating to the Company which the Consultant obtains during the Consulting period, from the Company or the Company's employees, agents or Consultants shall be for all purposes regarded and treated as strictly confidential for so long as such information remains proprietary and confidential and shall be held in trust by the Consultant solely for the Company's benefit and use and shall not be directly or indirectly disclosed by the Consultant to any person without the prior written consent of the Company, which consent may be withhold by the Company in its sole discretion.

5. **INDEPENDENT CONTRACTOR STATUS.** Consultant understands that since the Consultant is not an employee of the Company, the Company will not withhold income taxes or pay any employee taxes on its behalf, nor will it receive any fringe benefits. The Consultant shall not have any authority to assume or create any obligations, express or implied, on behalf of the Company. The Consultant does hereby indemnify and hold harmless the Company from and against any and all claims, liabilities, demands, losses or expenses incurred by the Company if (1) the Consultant fails to pay any applicable income and/or employment taxes (including interest or penalties of whatever nature), in any amount, relating to the Consultant's rendering of consulting services to the Company, including any attorney's fees or costs to the prevailing party to enforce this indemnity or (2) Consultant takes any action or fails to take any action in accordance with the companies instructions. The Consultant shall be responsible for obtaining workers' compensation insurance coverage and

agrees to indemnify, defend and hold the Company harmless of and from any and all claims arising out of any injury, disability or death of the Consultant.

6. **REPRESENTATIONS AND WARRANTIES.** For purposes of this Agreement and the Stock, the Consultant represents and warrants as follows:

a. The Consultant (i) has adequate means of providing for the Consultant's current needs and possible personal contingencies, (ii) has no need for liquidity in this investment, (iii) is able to bear the substantial economic risks of an investment in the Shares for an indefinite period, (iv) at the present time, can afford a complete loss of such investment, and (v) is an "accredited investor" as defined in the Securities Act of 1933, as amended.

b. The Consultant does not have a preexisting personal or business relationship with the Company or any of its directors or executive officers, or by reason of any business or financial experience or the business or financial experience of any professional advisors who are unaffiliated with and who are compensated by the Company or any affiliate or selling agent of the Company, directly or indirectly, could be reasonably assumed to have the capacity to protect the Consultant's interests in connection with the investment in the Company.

c. The Consultant acknowledges that the shares which are exchangeable for securities are not currently registered under any registration statement with the Securities and Exchange Commission (SEC).

d. The Consultant has not been furnished any offering literature and has not been otherwise solicited by the Company.

e. The Company and its officers, directors and agents have answered all inquiries that the Consultant has made of them concerning the Company or any other matters relating to the formation, operation and proposed operation of the Company and the offering and sale of the Shares.

f. The Consultant, if a corporation, partnership, trust or other entity, is duly organized and in good standing in the state or country of its incorporation and is authorized and otherwise duly qualified to purchase and hold the Shares. Such entity has its principal place for business as set forth on the signature page hereof and has not been formed for the specific purpose of acquiring the Shares unless all of its equity owners qualify as accredited individual investors.

g. All information that the Consultant has provided to the Company concerning the Consultant, the Consultant's financial position and the Consultant's knowledge of financial and business matters, or, in the case of a corporation, partnership, trust or other entity, the knowledge of financial and business matters of the person making the investment decision on behalf of such entity, including all information contained herein, is correct and complete as of the date set forth at the end hereof and may be relied upon, and if there should be any material adverse change in such information prior to this subscription being accepted, the Consultant will immediately provide the Company with such information.

h. The Consultant certifies, under penalties of perjury (i) that the taxpayer identification number shown on the signature page of this Consulting Agreement is true, correct and complete, and (ii)that the Consultant is not subject to backup withholding as a result of a failure to report all interest or dividends, or because the Internal Revenue Service has notified the Consultant that the Consultant is no longer subject to backup withholding.

i. In rendering the services hereunder and in connection with the Shares, the Consultant agrees to comply with all applicable federal and state securities laws, the rules and regulations thereunder, the rules and regulations of any exchange or quotation service on which the Company's securities are listed 'and the rules and regulations of the National Association of Securities Dealers, Inc.

7. **TERMINATION.** Either Party may terminate this Agreement at any time with or without cause by giving seven (07) days written notice to the other Party. Should the Consultant default in the performance of this Agreement or materially breach any of its provisions, the Company may, in its sole discretion, terminate this Agreement immediately upon written notice to the Consultant. If this agreement is terminated for any reason, Consultant shall have no right to any shares that have not vested or earned pursuant to Section 2 of this Agreement as of the termination date.

8. **NO THIRD PARTY RIGHTS.** The parties warrant and represent that they are authorized to enter into this Agreement and that no third parties, other than the parties hereto, have any interest in any of the services or the Warrant contemplated hereby.

9. **ABSENCE OF WARRANTIES AND REPRESENTATIONS.** Each party hereto acknowledges that they have signed this Agreement without having relied upon or being induced by any agreement, warranty or representation of fact or opinion of any person not expressly set forth herein. All representations and warranties of either party contained herein shall survive its signing and delivery.

10. **CERTAIN MATTERS RELATING TO THE ISSUANCE OF SECURITIES.** Notwithstanding anything to the contrary in this Agreement, the issuance of any securities of the Company in satisfaction of any compensation hereunder shall in all cases (A) be subject to all applicable laws, rules and regulations (including applicable securities laws), and (B) shall be conditional on (i) the Consultant and each other person to whom securities of the Company may from time be issued in accordance with the terms of this Agreement duly executing and returning all documents required by applicable securities laws in connection with the said issuance of securities of the Company, (ii) the issuance of such securities being exempt from the prospectus requirements under applicable securities laws relating to the issuance of such securities or the Company having received from each of the appropriate securities regulators, all orders, consents, or approvals required to permit such issuance without the Company having to prepare, register, file, or deliver, to any person, a prospectus, an offering memorandum or other similar document, and (iii) the Consultant and each other person to whom securities of the Company may from time be issued in accordance with this Agreement executing and delivering to the Company such other documents and instruments and doing such further and other things as may be necessary to implement and carry out the intent of this Agreement.

11. **GOVERNING LAW.** This Agreement shall be governed by and construed in accordance with the laws of Ontario and the federal laws of Canada applicable therein. Each party irrevocably submits to the exclusive jurisdiction and venue of the courts of Ontario.

12. **ATTORNEY'S FEES.** In the event of any controversy, claim or dispute between the parties hereto, arising out of or in any manner relating to this Agreement, including an attempt to rescind or set aside, the prevailing party in any action brought to settle such controversy, claim or dispute shall be entitled to recover reasonable attorney's fees and costs.

13. **ARBITRATION.** The Consultant and the Company agree that any dispute or controversy in connection with this Agreement, including its interpretation, will be conclusively settled by submission to arbitration (the "Arbitration") in accordance with the rules of arbitration of the Arbitration Act (Ontario) as amended from time to time. The Arbitration will be conducted in the City of Toronto, Ontario before a single arbitrator mutually agreeable to the parties (the "Arbitrator"). If the Arbitrator cannot be agreed upon, then either the Consultant or the Company may apply to the Ontario Superior Court of Justice to appoint an arbitrator. The initial costs of the Arbitrator will be born equally by the losing party. Any arbitrator appointed in accordance with the foregoing (including, for greater certainty, the Arbitrator) shall have the power to award costs in his or her discretion in making his or her award or decision, The decision of the arbitrator (including, for greater certainty, the Arbitrator) shall be final and binding and without any right of appeal.

14. **VALIDITY**. If any paragraph, sentence, term or provision hereof shall be held to be invalid or unenforceable for any reason, such invalidity or unenforceability shall not affect the validity enforceability of any other paragraph, sentence, term and provision hereof. To the extent required, any paragraph, sentence, term or provision of this Agreement may be modified by the parties hereto by written amendment to preserve its validity.

15. **ON-DISCLOSURE OF TERMS.** The terms of this Agreement shall be kept confidential, and no party, representative, attorney or family member shall reveal its contents to any third party except as required by law or as necessary to comply with law or preexisting contractual commitments.

16. E**NTIRE AGREEMENT.** This Agreement contains the entire understanding of the parties and cannot be altered or amended except by an amendment duly executed by all parties hereto. This Agreement shall be binding upon and inure to the benefit of the successors, assigns and personal representatives of the parties.

EXHIBIT A

DESCRIPTION OF CONSULTING SERVICES

The Consultant agrees, to the extent reasonably required in the conduct of its business with the Company, to place at the disposal of the Company its judgment and experience and to provide business development services to the Company including, but not limited, to, the following:

(i)   review the Company's Capital Structure;

(ii)   analyze and assess the most efficient manner to avail of the Capital Structure;

(iii)   consult the Company's management on the status of its Capital Structure and implement a plan to realize its true value;

(iv)   assist the Company in financing arrangements to be determined and governed by separate and distinct financing agreements upon the fair value being achieved;

(v)   provide analysis of the Company to other Company's that have suffered market manipulation;

(vi)   assist the Company in advising developing corporate partnering relationships

IN WITNESS WHEREOF, the parties hereto have executed this Consulting Agreement effective as of the date first written above.

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Quantum Biopharma
Donal Carroll, Chief Financial Officer

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Malone Wealth Ventures, LLC
Kevin Malone, Financial Advisor to BOD